FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X]    Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1is a copy of Management's Discussion and Analysis of Financial Condition and Results as of March 31, 2004 release.

ADDITIONAL INFORMATION

     BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Exhibit 1
---------

                    NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS AS OF

                                 March 31, 2004


Overview

     In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

     On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares. The Company funded the repurchase with the proceeds of a long-term loan from a syndicate of international lenders in the total amount of $30,000,000.

     BP Shipping Ltd (the "Charterer") has agreed to charter each Vessel for a period of seven years from September 30, 1997. During the term of each Charter the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

     On January 2, 2004 the Company received $3,645,000 in Base Hire from the Charterer for the period from January 1 to March 31, 2004. In April 2004 the Broker Panel determined that the Additional Hire for the period January 1 to March 31, 2004 was $13,728,385 i.e. $50,287 per day per Vessel. The hire rate for the 1st quarter was thus $63,787 per day per vessel.

     On April 1, 2004 the Company received $3,685,500 in Base Hire from the Charterer for the period from April 1 to June 30, 2004.

     As previously announced by the Company, BP Shipping the charterer of the Company's 3 Suezmax tankers, has not delivered notice of exercise of its options to extend the charters. Accordingly, the existing charters will terminate on October 1, 2004, subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004.

     At the Company's Special Meeting of Shareholders on March 15, 2004, the Company's shareholders decided by vote of approximately 96% of those voting to continue the Company in business. However, as the quorum was not sufficient to amend the Company's bye-laws, the restrictions on the Company's business activities will continue to expire on the termination of the BP charters on October 1, 2004 (subject to possible extensions of up to 30 days at BP's option). Following termination of the restrictions, the Company will be free under its bye-laws to conduct any business permitted by law on an unrestricted basis. The Board of Directors is currently reviewing the Company's business plan. The Board authorized Management to negotiate an extention of the Den norske Bank loan or it's refinancing for an additional three years, expiring in the year 2008.


Results of Operations - 1st quarter 2004
----------------------------------------

     The Company's revenues from the Charter Hire for the period January 1 to March 31, 2004 of $17,413,885 in total, derived from the Base Hire of $3,685,500 ($13,500 per day per Vessel) and the determined Additional Hire of $13,728,385 ($50,287 per day per Vessel).

     Net costs during the Report Period were $2,027,527 of which three months depreciation of the Vessels constitutes $1,707,760.

     Net profit during the Report Period was $14,954,336.


Liquidity and Capital Resources
-------------------------------

     Total Assets of the Company at March 31, 2004 were $140,700,183 compared to $136,896,298 at December 31, 2003. Cash held at March 31, 2004 was $521,777.

     The Company's only source of income is from the contract with BP Shipping. The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and will terminate on October 1, 2004 subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004. The contracts are guaranteed by BP Amoco p.l.c.

     The Company's dividend policy is to pay to its shareholders dividends that are substantially equal to the amounts received by it under the Charters, less fixed administrative and interest expenses.


Dividend Payment
----------------

     Based on the additional hire of $13,728,385 for the 1st quarter 2004 and the minimum Base Hire for the 2nd quarter of 2004, from April 1 to June 30, the Board of Directors declared in April 2004 a Dividend of $16,501,230 or $1.70 per Common Share to be paid to Shareholders in May 2004.



The table below illustrates the historical development of the Dividend per Common Share:

Period           1997    1998    1999    2000     2001    2002   2003    2004
--------------------------------------------------------------------------------
1st Quarter              0.40    0.32    0.34     1.41    0.36   0.63    1.15
2nd Quarter              0.41    0.32    0.45     1.19    0.34   1.27    1.70
3rd Quarter              0.32    0.35    0.67     0.72    0.33   0.78
4th Quarter      0.30    0.30    0.36    1.10     0.55    0.32   0.37
--------------------------------------------------------------------------------

Total USD        0.30    1.43    1.35    2.56     3.87    1.35   3.05
--------------------------------------------------------------------------------



Controls and procedures
-----------------------

     Within 90 days prior to the date of this report, the Company's Chairman and Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rule 13a-14(c)). Based on that evaluation, these officers have concluded that as of the evaluation date, the Company's disclosure controls and procedures were adequate and designed to assure that material information relating to the Company would be made known to them by others within the Company.

     There were no significant changes in the Company's internal controls, or to the Company's knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the evaluation date.


                                    * * * * *

NORDIC AMERICAN TANKER SHIPPING LTD. (NAT)


INCOME STATEMENT INFORMATION
All figures in USD
                                1st Qtr.       1st Qtr.       4th Qtr.            All
                                   2004         2003            2003             2003
------------------------       -----------    -----------    -----------    -----------
Revenue                        17,413,885      13,299,187     11,868,306     37,370,756
Ship Broker Commissions           (46,069)        (45,562)       (46,575)      (184,781)
Management Fee Expense            (62,500)        (62,500)       (62,500)      (250,000)
Insurance Expense                 (26,666)        (25,000)       (26,666)      (101,666)
Other Expenses                   (184,532)        (60,037)        (5,302)      (116,421)
Depreciation                   (1,707,760)     (1,707,760)    (1,707,760)    (6,831,040)
                               -----------    -----------    -----------    -----------
Net Operating Income ..        15,386,358      11,398,328     10,019,503     29,886,848

Financial Income                   12,234           4,913          6,487         26,462
Financial Expenses               (444,256)       (463,800)      (461,525)    (1,813,021)
                               -----------    -----------    -----------    -----------
Net Financial Items              (432,022)       (458,887)      (455,038)    (1,786,559)
                               -----------    -----------    -----------    -----------
Net Profit                     14,954,336      10,939,441      9,564,465     28,100,289
                               -----------    -----------    -----------    -----------

Earnings per Share                   1.54            1.13           0.99           2.89
Cash Flow per Share                  1.72            1.30           1.16           3.60


BALANCE SHEET INFORMATION
All figures in USD

                                Mar 31           Dec. 31
                                 2004              2003
--------------------------    -----------     -----------
ASSETS
Vessels                       126,374,165     128,081,925
Prepaid Finance charges            10,855          14,475
Prepaid insurance                  65,001          91,667
Accounts receivables           13,728,385       8,142,307
Cash and cash on deposit          521,777         565,924
                              -----------     -----------
Total Assets                  140,700,183     136,896,298
                              -----------     -----------

LIABILITIES
Other Shareholder Equity      110,552,554     106,760,910

SHAREHOLDER'S EQUITY
9,706,606 Common Shares,           97,066          97,066
par value $.01 per share,
outstanding 50 million
authorized

Other Comprehensive Income       (900,000)     (1,150,000)

Long Term Debt                 30,000,000      30,000,000
Accounts Payable                   11,768               0
Accrued Expenses                  900,000       1,150,000
Accrued Interest                   38,795          38,322
                             ------------    ------------
Total liabilities & equity    140,700,183     136,896,298
                             ------------    ------------

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Nordic American Tanker Shipping Limited (the "Company") desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

Contacts:     Gary J. Wolfe
              Seward & Kissel, New York, USA
              Tel: (1) 212  574 1223

              Scandic American Shipping Ltd  (www.scandicamerican.com)
              P.O Box 56
              3201 Sandefjord, Norway
              Tel: + 47 33 44 61 40, or +47 901 46 291, e-mail:
              nat@scandicamerican.com or

              Rolf Amundsen
              Amundsen Partners
              Oslo, Norway
              Tel: + 47 908 26 906, e-mail:  amundsen@absnet.no

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  May 12, 2004                     By:/s/ Herbjorn Hansson
                                            ----------------------------
                                                Herbjorn Hansson
                                                President and
                                                Chief Executive Officer
01318.0002 #485594